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                                                File pursuant to Rule 424(b)(3)
                                                Registration No. 333-45758

PROSPECTUS

                                [METROCALL LOGO]

                                METROCALL, INC.

                       13,250,000 SHARES OF COMMON STOCK

     This prospectus relates solely to the resale of up to an aggregate of 13,250,000 shares of common stock of Metrocall, Inc. The shares of common stock were issued to AT&T Wireless Services, Inc. in exchange for 10,378 shares of Metrocall's Series C Convertible Preferred Stock. AT&T Wireless may sell these shares from time to time in transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or through a combination of these methods. AT&T Wireless may sell the shares at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Metrocall will not receive any of the proceeds from the sale of the shares by AT&T Wireless. Metrocall has agreed to bear the expenses incurred in connection with the registration of these shares. AT&T Wireless will pay or assume brokerage commissions or similar charges incurred in the sale of the 13,250,000 shares of common stock.

     Metrocall's common stock is traded on the Nasdaq Stock Market under the symbol "MCLL." On September 12, 2000, the closing price for the common stock as reported by Nasdaq was $3.53 per share.

      PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THIS OFFERING.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 10, 2000.
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                               TABLE OF CONTENTS

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                                                              PAGE
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
About Metrocall.............................................   1
Risk Factors................................................   2
Where You Can Find More Information.........................   5
Information Incorporated Into This Prospectus...............   6
Use of Proceeds.............................................   6
Plan of Distribution........................................   6
Selling Security Holder.....................................   7
Legal Matters...............................................   7
Experts.....................................................   7

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                                ABOUT METROCALL

     Metrocall is a leading provider of local, regional, and national paging and other wireless messaging services. Metrocall has a nationwide network through which it provides messaging services to over 1,000 U.S. cities, including the 100 largest metropolitan areas. Since 1993, Metrocall's subscriber base has increased from less than 250,000 to more than 6.1 million. Metrocall has achieved this growth through a combination of internal growth and a program of mergers and acquisitions. As of June 30, 2000, Metrocall was the third largest paging and wireless-messaging company in the United States based on number of subscribers.

     Metrocall was organized as a Delaware corporation in October 1982. Metrocall's common stock is traded on the Nasdaq Stock Market under the symbol "MCLL." Metrocall's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677.
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                                  RISK FACTORS

     You should carefully consider the risks described below, as well as other information included in this prospectus, before making a decision to buy Metrocall common stock.

BUSINESS RISKS -- METROCALL'S BUSINESS IS SUBJECT TO RISKS THAT COULD IMPAIR ITS BUSINESS OPERATIONS.

     This prospectus incorporates by reference the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1999 under "Risk Factors."

FORWARD-LOOKING STATEMENTS -- THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE INCLUDE FORWARD-LOOKING STATEMENTS.

     If our expectations reflected in these forward-looking statements prove to be incorrect, our actual results could differ materially from these expectations. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Metrocall, including, among other things:

     - Metrocall's high leverage and need for substantial capital;

     - Metrocall's ability to service debt;

     - Metrocall's history of net operating losses;

     - the restrictive covenants governing Metrocall's indebtedness and the need to comply with such covenants;

     - Metrocall's ability to cover fixed charges

     - the amortization of Metrocall's intangible assets;

     - Metrocall's ability to implement its business strategies;

     - Metrocall's anti-takeover defenses;

     - the impact of competition and technological developments;

     - satellite transmission failures;

     - subscriber turnover;

     - the risks associated with Metrocall's investment in a newly formed technology joint venture;

     - litigation;

     - regulatory changes;

     - dependence on key suppliers and the impact of delays in receiving sufficient supplies of two-way messaging products; and

     - dependence on key management personnel.

     Other matters set forth in this prospectus or in the documents incorporated by reference may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

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PENDING SALES OF COMMON STOCK -- WE HAVE COMMITMENTS TO SELL COMMON STOCK AT
PRICES BELOW THE CURRENT TRADING PRICE OF OUR COMMON STOCK. THESE ISSUANCES COULD DILUTE THE EQUITY OF HOLDERS OF COMMON STOCK.

     We have pending commitments to sell shares of common stock at prices below the current trading price of our common stock. Accordingly, these issuances will have the effect of diluting the value of the equity. The pending commitments are described below:

     - We granted affiliates of Hicks, Muse, Tate and Furst Incorporated an option to purchase a total of 8.33 million shares of common stock at $3.00 per share until March 17, 2001.

     - We also granted affiliates of Hicks Muse an option to purchase additional shares of our common stock in connection with a consolidation transaction. If these affiliates of Hicks Muse elect to participate in the transaction, they can purchase a total of 12.5 million shares of common stock at $4.00 per share, plus 8.33 million shares of common stock at $3.00 per share if they have not yet exercised the option described above, until March 17, 2002.

     - We have outstanding warrants to acquire up to 1.85 million shares of common stock at an exercise price of $2.74 per share.

     - There are approximately 8.2 million options to purchase common stock outstanding under our employee stock option plans, at prices ranging from $1.03 to $22.125 per share. In May of 2000, our stockholders authorized an additional 2.5 million of common stock that can now be awarded under these plans.

     - Our Series A preferred stock will be convertible in November 2001 at the current market price in effect at that time. That price could be less than the trading price today.

FUTURE SALES OF COMMON STOCK -- FUTURE RESALES OF OUR COMMON STOCK BY MAJOR STOCKHOLDERS MAY ADVERSELY AFFECT THE MARKET FOR OUR COMMON STOCK.

     Stockholders may be adversely affected by future sales of common stock by other stockholders. If any of our large stockholders sells substantial amounts of our common stock in the public market, the market price of our common stock could fall. Those sales could make it more difficult for us to sell shares of our common stock or other equity-related securities in the public market or privately, whether for general corporate purposes or for a specific transaction, at a time and at a price that we consider appropriate.

     As of September 13, 2000, we had 87,589,303 shares of common stock outstanding. We have registered for resale:

     - 1.83 million shares of common stock issuable upon exercise of an aggregate of 100,000 warrants that are presently outstanding.

     - Approximately 10.5 million shares of common stock reserved for issuance under our stock option plans (as of September 13, 2000, options to purchase approximately 8.2 million shares of common stock, subject to vesting requirements, were outstanding).

The ability of these stockholders to sell their shares of our common stock may depress the market price of our common stock.

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     In addition, we are obligated to register for resale the following common stock, subject in each case to limitations and time restrictions:

     - Approximately 7.8 million shares of common stock issued to an affiliate of Hicks Muse, plus an additional 20.83 million shares that affiliates of Hicks Muse may acquire by exercising options;

     - Approximately 7.8 million shares of common stock issued to PSINet, Inc.; and

     - Approximately 7.8 million shares of common stock issued to Aether Systems, Inc.

Once these investors' limitations on their ability to transfer their shares of common stock are removed, their sale of shares of common stock in the market may also depress the market price of our common stock.

     Finally, before November 2001, we will have to register for resale all shares of common stock into which our Series A preferred stock is convertible. As of September 13, 2000, 243,516 shares of our Series A preferred stock were outstanding, with a liquidation preference of approximately $56.9 million. Our Series A preferred stock accrues dividends, which are usually paid in the form of additional shares of preferred stock, at an annual rate of 14%. This preferred stock will be convertible into common stock at the market price as of November 15, 2001. Thus, at this time, we cannot predict how many additional shares would be issuable to holders of the Series A preferred stock.

LARGE SHAREHOLDERS -- METROCALL'S FOUR LARGEST SHAREHOLDERS OWN APPROXIMATELY 41.9% OF OUR COMMON STOCK. THEIR SIGNIFICANT STOCK OWNERSHIP MIGHT ENABLE THEM TO INFLUENCE DECISIONS BY METROCALL'S MANAGEMENT AND OTHER STOCKHOLDERS.

     AT&T Wireless, Hicks Muse, PSINet and Aether together own approximately 41.9% of the outstanding common stock of Metrocall. Affiliates of Hicks Muse have options entitling them to purchase up to an additional 20.83 million shares in total. Each of Hicks Muse, PSINet and Aether also has the right to nominate one director to Metrocall's board. If these investors were to act together, their significant stock ownership might enable them to influence decisions by Metrocall's management. Each investor has agreed to limitations on its rights to act in concert with others or contrary to the board of directors. These limitations will expire over time, and after that period, each investor will have more influence as it will be free to vote against the recommendation of Metrocall's board. Metrocall cannot assure you that its management or other stockholders will not be influenced by the wishes of these large stockholders.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, file reports, proxy statements and other information with the Securities & Exchange Commission. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. The rules of the SEC allow us to leave some of the information contained in the registration statement out of this prospectus. Therefore, you should review the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC and you can view them at the SEC's website. You should read the exhibits for a more complete description of the matters involved. You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.

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                 INFORMATION INCORPORATED INTO THIS PROSPECTUS

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC.

     1. Metrocall's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, filed with the SEC on May 15, 2000 and August 14, 2000, respectively.

     2. Metrocall's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 10, 2000.

     3. Metrocall's Current Reports on Form 8-K filed with the SEC on September 21, 2000, August 24, 2000, August 11, 2000, July 21, 2000, April 21,
        2000, March 27, 2000, February 28, 2000, and February 11, 2000.

     4. The description of our common stock contained in Metrocall's registration statement on Form 8-A filed with the SEC on June 14, 1993 under the Exchange Act, which became effective on July 15, 1993, including any amendment or report filed for the purpose of updating such description.

     5. Metrocall's Proxy Statement for the Annual Meeting of Stockholders dated April 3, 2000.

     6. All future filings by Metrocall with the SEC under Sections 13 (a), 13(c), 14 or 15(d) of the Exchange Act until all securities offered under this prospectus have been either sold or deregistered.

     You may request a copy of these filings at no cost by writing to us at:

          Metrocall, Inc.
          6677 Richmond Highway
          Alexandria, Virginia, 22306
          Attention: Shirley B. White, Assistant Secretary, or by calling us at (703) 660-6677.

     We will not provide copies of exhibits to the filings unless the exhibits are specifically incorporated by reference into the body of the filing.

                                USE OF PROCEEDS

     Metrocall will not receive any of the proceeds from the sale of the shares by AT&T Wireless.

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus were issued to AT&T Wireless by Metrocall pursuant to a Securities Exchange Agreement, dated as of February 2, 2000, in which AT&T Wireless exchanged 10,378 shares of Series C preferred stock for 13,250,000 shares of common stock. AT&T Wireless may resell these shares from time to time in transactions on the Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions related to the shares,

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through short sales of the shares to the extent permitted by applicable law, or through a combination of these methods. AT&T Wireless may sell the shares at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. AT&T Wireless may sell the shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from AT&T Wireless and/or the purchasers of the shares. The compensation paid to a particular broker-dealer may be more than customary.

                            SELLING SECURITY HOLDER

     The following table sets forth certain information regarding AT&T Wireless's ownership of shares of Metrocall common stock as of September 1, 2000, and the amount which may be offered for AT&T Wireless's account or its transferees or distributees from time to time. Because AT&T Wireless may sell all or any part of its 13,250,000 shares pursuant to this prospectus, we cannot estimate the number of shares that AT&T Wireless will hold upon termination of this offering.

                               NUMBER OF SHARES BENEFICIALLY   NUMBER OF SHARES WHICH MAY
    SELLING STOCKHOLDER         OWNED PRIOR TO THE OFFERING     BE SOLD IN THIS OFFERING
    -------------------        -----------------------------   --------------------------
AT&T Wireless Services, Inc.            13,250,000                     13,250,000

                                 LEGAL MATTERS

     Wilmer, Cutler & Pickering, Washington, D.C., will pass upon the validity of the shares offered in this prospectus.

                                    EXPERTS

     The financial statements and schedule of Metrocall, Inc. included in Metrocall, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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